Contact

www.linkedin.com/in/
jacklicatasalesleadership
(LinkedIn)
www.njtruck.com (Company)

Top Skills

Inovation
Coaching Leaders
Visionary Thinking

Patents

Speedy Bag-Bag Dispensing System

Jack Licata

Vice President of Municipal and Retail Sales, North Jersey Truck
Center
New York City Metropolitan Area

Summary

Jack brings to the table 25+ years of experience in the management of assets and corporate objectives, with a reputation for being a solid influence as a Senior Sales Management Professional. He has proven proficiency in the Sales Engineering of heavy commercial trucks, industrial equipment, environmental products/services and ball bearing design and applications while he strategically collaborates with key personnel, contractors, and stakeholders to achieve business objectives.

Jack was born in New Hyde Park, NY, went to the Citadel in Charleston, SC, while in the Air Force lived in California and Missouri and presently lives in Bernardsville, NJ. Jack has been entrusted to oversee sales department budgets of up to $34MM and a team of personnel.

Jack enjoys making a difference for his clients and the people that work for him. He appreciates the challenge of setting the strategic objectives and create the tactical approach to accomplish those objectives. On an educational front, Jack has completed his Master's degree in Administration with a minor in Information Technology and continuously developed himself in the Dale Carnegie Sales Training, and as a Seminar Leader for Landmark Worldwide.

Here is what some of Jack's glowing references have to say about him in a nutshell…

Rachel Longo, "A Leader and Mentor who gave me chance to excel."
Charlie Barbara, "He is someone with the highest level of Integrity I know."
Andrew Latham, "A great Partner and Leader."

Jack continues to be focused on improving his position as a dependable manager, developing his cutting-edge skills in Sales and Marketing Management. He takes personal satisfaction tackling new challenges with a competitive edge as he advances his career within an ever-changing industry. He welcomes positions in alignment with his present career ambitions, such as a VP / Director, Sales and Marketing.

Experience

North Jersey Truck Center
Vice President of Municipal and Retail Sales
November 2019 - Present (5 years 6 months)
Elmwood Park, NJ

North Jersey Truck Center, an Elite Support Freightliner Dealer, the oldest, most stable truck dealer in New Jersey. Our blue chip customer base consists of every industry that moves or delivers a product. From the gasoline in your car, the food you eat, to the Amazon product delivered to your door.

AST Bearings/Motion Industries/Genuine Parts Corporation
National Sales Director
August 2011 - November 2019 (8 years 4 months)
Montville, NJ

- Implement Challenger sales method emphasizing on the consultative selling approach.
- Responsible for national and international sales and pricing strategies.
- Reorganize the department and salesman bonus compensation structure.
- Responsible for 9 inside sales people, 4 customer service reps, and 1 Sr. Marketing Manager, supporting 10 outside salespeople.
- Restructure, recruit, onboard, and train new outside and inside sales staff.
- Redesign and direct the CRM system to match new strategy.
- Member of Sr. Management Strategic team that positioned the company for successful acquisition.
- Member of the Sr. Management team that led the integration and restructuring of the two companies.

Gabrielli Truck Sales and Leasing
General Sales Manager / Leasing Manager
2003 - July 2011 (8 years)

- Created and led the Leasing and Rental Division for the 7 dealer location, $12,500,000 in new revenue using PACCAR and MACK leasing systems as well as the dealer owned leasing company. Represented accounts: Costco, NYC DOT, JJS Airfreight, and 3PL's.
- Created and led the Fleet Sales Department for the dealer network that targeted regional and local fleets with 25 trucks or more generated over $22,000,000 in new revenue.
- Represented accounts: Bradco Building Supply, Entenmann's Bakery, and Dynamic Worldwide.
- Trained and supported 25 sales reps in fleet sales and leasing throughout the 7 dealership locations.
- Attended the Local/Regional/National Industry Trade Shows such as NJ League of Municipalities, NYC Municipal show, Sanitation Expo, and Mid-America Truck Show - which expanded the dealership footprint from a local company to a regional company.

White Wing Environmental
Co-Owner / Founder
June 1994 - May 2003 (9 years)

- Responsible for Sales and Marketing Took company from start-up to public.
- Our private 35 truck fleet serviced small businesses, municipalities, fortune 500 companies, and private corporations.
- Managed and recycled the industrial and automotive waste - representative accounts- Bridgestone/Firestone, UPS, Jiffy Lube, Monroe Brake and Muffler, NY Waterway, and Morris County NJ Household Hazardous Waste Program.
- Recruited, onboarded, trained, and managed a staff of 7 outside sales representative.
- Received the New Jersey Department of Environmental Protection Award for Outstanding Recycling Company of the year in 2001.

Gabrielli Truck Sales
General Sales Manager
May 1991 - June 1994 (3 years 2 months)
Medford, NY

- Started up a new location and integrated Ford Heavy Truck into Mack Truck product line.
- Acquired a new territory and new product line. Represented accounts: Long Island Lighting Company, Nassau County Police Department, Suffolk County DOT, and Township of Brookhaven.
- Participated in trade shows to market new dealership.

Air National Guard
Assistant Base Commander
January 1989 - November 1991 (2 years 11 months)
Roslyn, NY

- Held responsible for all the base functions to support operations.
- Held responsible to lead and supervise Officers and Senior NCO's across the
entire base.
- Held in-charged of mobility and deployment of the entire base for front line
operations.

Gabrielli Truck Sales
Retail Account Executive
January 1988 - May 1991 (3 years 5 months)
Bronx, NY

- Targeted and acquired competitive brands (Freightliner, Autocar, Kenworth,
Peterbilt, and International).
- Achieved 85% sales penetration in Class 8 and 100% of Mack Trucks sold
in my area of responsibility for the dealership. Created new accounts and
further penetrated existing accounts such as NYC Columbia Presbyterian
Hospital, CIBRO fuels, Hospital Waste Management Member -Bronx Fuel Oil
Association, Metropolitan Energy Council, NY Motor Truck, and Society of
Fleet Supervisors.

United States Air Force
Nuclear Missile Combat Crew Commander
1984 - 1988 (4 years)
Whiteman AFB, MO

ICBM Nuclear Missile Launch Officer
Combat Crew Commander
Alternate Wing Command Post Commander
Assistant Base Commander

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Education

University of Missouri-Columbia
MBA, Business Administration and Management · (1984 - 1987)

The Citadel
BSBA, Business, Leadership · (1979 - 1983)